Subprime Advantage Inc.

501 W. Broadway
Suite  A-323
San Diego, CA 92101
Phone: (619) 871-1484

August 13, 2010

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

            RE:         Subprime Advantage, Inc.
                   Registration Statement on Form S-1 (Filed 2/11/10)
                   File No. 333-164850

Dear Mr. Owings:

We are withdrawing our prior request for effectiveness dated August 12, 2010 and submitting this revised request.

Subprime Advantage Inc., hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933.  We are requesting effectiveness as of 5:00 P.M. EST on Monday, August 16, 2010 or as reasonably practicable.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax number (619) 704-0556

Thank you for your assistance.

Sincerely,

/s/Molly Country

Molly Country, President